Atlanta	s	Washington

RESIDENT IN ATLANTA OFFICE
DIRECT DIAL:  (404) 572-6819
KKOOPS@POGOLAW.COM

October 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attn:  Michael Pressman

Re:	Regional Bankshares, Inc.
Draft Copy of Revised Proxy Statement on Schedule 14A
Filed on October 2, 2007
File No. 0-78270

Schedule 13E-3 (Amendment No. 1)
Filed on September 18, 2007
File No. 0-78270

Ladies and Gentlemen:

On behalf of our client, Regional Bankshares, Inc. (“Regional” or the “Company”), we are responding to the oral comments received from your office on September 28, 2007 with respect to the above-referenced Proxy Statement and Schedule 13E-3.  We have restated and responded to each of your comments below.  We have attached the changed pages to the proxy statement in response to your comments.

Factors Affecting All Shareholders, page 24

1.	Please revise the heading of this section to reflect that the board is making its recommendation specifically to the unaffiliated shareholders.

We have revised the proxy statement on page 24 as requested.

Opinion of Independent Financial Advisor, page 24

2.
Please expand the discussion in this section of the board’s consideration of going concern value and disclose whether or not the per share price to be paid to shareholders receiving cash includes a premium on going concern value.

We have revised the proxy statement on page 24 as requested.

One Atlantic Center  g  Fourteenth Floor  g  1201 West Peachtree Street, NW  g Atlanta, GA  30309-3488
Tel: 404.572.6600 g Fax: 404.572.6999
www.pogolaw.com

Opinion of Independent Financial Advisor, page 33

3.	Please delete the statement that the summary is “qualified in its entirety by reference to the full text of the opinion.” Investors are entitled to rely on your disclosure.

We have revised the proxy statement on page 33 as requested.

General

4.	Please move the “Questions and Answers” and “Important Notices” disclosures after the “Special Factors” disclosure.

We have revised the proxy statement as requested.

***

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6819.  My fax number is (404) 572-6999.

Very truly yours,
/s/ Katherine M. Koops
Katherine M. Koops

cc:	Mr. Curtis A. Tyner, Sr.
Mr. William J. Wagner
Lauren G. Brown, Esq.

~~QUESTIONS AND ANSWERS~~

~~Q:~~	~~Why did you send me this proxy statement?~~

~~A:~~	~~We sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your votes for use at our special meeting of shareholders.~~

~~This proxy statement summarizes information that you need to know in order to cast an informed vote at the meeting.  However, you do not need to attend the meeting to vote your shares.  Instead, you may simply complete, sign and return the enclosed proxy card.~~

~~We first sent this proxy statement, notice of the special meeting and the enclosed proxy card on or about [______], 2007 to all shareholders entitled to vote.  The record date for those entitled to vote is [_______], 2007.  On that date, there were [______] shares of our common stock outstanding.  Shareholders are entitled to one vote for each share of common stock held as of the record date.~~

~~Q:~~	~~What is the time and place of the special meeting?~~

~~A:~~	~~The special meeting will be held on [________], 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550, at [___] p.m. Eastern Time.~~

~~Q:~~	~~Who may be present at the special meeting and who may vote?~~

~~A:~~
~~All holders of our common stock may attend the special meeting in person.  However, only holders of our common stock of record as of [______], 2007 may cast their votes in person or by proxy at the special meeting.~~

~~Q:~~	~~What is the vote required?~~

~~A:~~
~~The Plan must receive the affirmative vote of the holders of two-thirds of the votes entitled to be cast in order to be approved.  As a result, if you do not vote your shares, either in person or by proxy, or if you abstain from voting on the proposal, it will have the effect of a negative vote, provided that a quorum is present at the meeting.  Similarly, if your shares are held in a brokerage account and you do not instruct your broker on how to vote on a proposal, your broker will not be able to vote for you, which will also have the effect of a negative vote.~~

~~Q:~~	~~What is the recommendation of our board of directors regarding the proposal?~~

~~A:~~
~~Our board of directors has determined that the Rule 13e-3 Transaction is fair to our unaffiliated shareholders, including those retaining their common stock, those receiving Series A Preferred Stock and those receiving cash, and that approval of the Plan is advisable and in the best interests of Regional and each of these constituent groups.  Our board of directors has therefore approved the Rule 13e-3 Transaction and recommends that you vote “FOR” approval of the Plan.~~

~~Q:~~	~~What do I need to do now?~~

~~A:~~
~~Please sign, date, and complete your proxy card and promptly return it in the enclosed, self-addressed, prepaid envelope so that your shares can be represented at the special meeting.  If you wish to exercise dissenters’ rights, see page [40] and~~ Appendix C~~.~~

~~Q:~~	~~May I change my vote after I have mailed my signed proxy card?~~

~~A:~~
~~Yes.  Just send by mail a written revocation or a new, later-dated, completed and signed proxy card before the special meeting, or attend the special meeting and vote in person.  You may not change your vote by facsimile or telephone.~~

~~Q:~~	~~If my shares are held in “street name” by my broker, how will my shares be voted?~~

~~A:~~
~~Following the directions that your broker will mail to you, you may instruct your broker how to vote your shares.  If you do not provide any instructions to your broker, your shares will not be voted on the proposals described in this proxy statement.~~

~~Q:~~	~~Will my shares held in “street name” or another form of record ownership be combined for voting purposes with shares I hold of record?~~

~~A:~~
~~No.  Because any shares you may hold in street name will be deemed to be held by a different shareholder from any shares you hold of record, any shares so held will not be combined for voting purposes with shares you hold of record.  Similarly, if you own shares in various registered forms, such as jointly with your spouse, as trustee of a trust, or as custodian for a minor, you will receive, and will need to sign and return, a separate proxy card for those shares because they are held in a different form of record ownership.  Shares held by a corporation or business entity must be voted by an authorized officer of the entity, and shares held in an IRA must be voted under the rules governing the account.~~

~~Q:~~	~~If I am receiving cash or Series A Preferred Stock in the Reorganization, when will I get my stock?~~

~~A:~~
~~After the special meeting and the closing of the transaction, we will mail you instructions on how to exchange your Regional common stock certificate(s) for cash or Series A Preferred Stock, as appropriate.  After you sign the forms provided and return your stock certificate(s), we will send you your cash or Series A Preferred Stock.~~

~~Q:~~	~~I don’t know where my stock certificate is. How will I get my cash or Series A Preferred Stock?~~

~~A:~~
~~The materials we will send you will include an affidavit that you will need to sign attesting to the loss of your certificate.  We may require that you provide a bond to cover any potential loss to Regional.~~

~~Q:~~	~~Will I have dissenters’ rights in connection with the Reorganization?~~

~~A:~~	~~Yes. See page [40] and~~ Appendix C ~~for additional information.~~

~~Q:~~	~~What if I have questions about Reorganization or the voting process?~~

~~A:~~
~~Please direct any questions about the Reorganization or the voting process to our President and Chief Executive Officer, Curtis Tyner at our main office located at 206 South Fifth Street, Hartsville, South Carolina 29550, telephone (843) 383-0570.~~

~~.IMPORTANT NOTICES~~

~~Neither our common stock nor our Series A Preferred Stock is a deposit or bank account and is not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.~~

~~We have not authorized any person to give any information or to make any representations other than the information and statements included in this proxy statement.  You should not rely on any other information.  The information contained in this proxy statement is correct only as of the date of this proxy statement, regardless of the date it is delivered or when the Reorganization is effected.~~

~~We will update this proxy statement to reflect any factors or events arising after its date that individually or together represent a material change in the information included in this document.~~

~~The words “Regional,” the “Company,” “we,” “our,” and “us,” as used in this proxy statement, refer to Regional and its wholly-owned subsidiary, Heritage Community Bank, collectively, unless the context indicates otherwise.~~

SPECIAL FACTORS

Purpose of the Reorganization

The primary purpose of the Reorganization is to enable us to terminate the registration of our common stock under Section 12(g) of the Securities Exchange Act.  Although we intend to keep our common and Series A Preferred shareholders informed as to our business and financial status after the Reorganization as described below, we anticipate that deregistration will enable us to save significant legal, accounting and administrative expenses relating to our public disclosure and reporting requirements under the Securities Exchange Act.  As a secondary matter, it is likely to decrease the administrative expense we incur in connection with soliciting proxies for routine annual meetings of shareholders because the Series A Preferred Stock will have limited voting rights.

           After the Reorganization, we intend to keep our common and Series A Preferred shareholders informed about our business and financial condition by delivering annual audited financial statements to them.  Moreover, our business operations are primarily conducted through our banking subsidiary, Heritage Community Bank, which is required to file quarterly financial reports with the FDIC.  These reports are available online at www.fdic.gov.

Although we will still be required to file quarterly financial information with the FDIC and will continue to provide annual financial information to our shareholders, as a non-SEC registered company our auditing expenses will decrease significantly because we and our auditors will not be required to comply with standards prescribed by the SEC and the Public Company Accounting Oversight Board with respect to our audit and because our auditors will not be required to review the information we must include in our periodic SEC reports as described more fully below.  Our other reporting processes will also be significantly simplified because we will no longer be required to comply with disclosure and reporting requirements under the Securities Exchange Act and the Sarbanes-Oxley Act.  These requirements include preparing and filing current and periodic reports with the SEC regarding our business, financial condition, board of directors and management team, having these reports reviewed by outside counsel and independent auditors, and, commencing in 2007, documenting, testing and reporting on our internal control structure.

           In particular, after we have deregistered our stock with the SEC, we will no longer be required to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB or proxy statements with the SEC.  The SEC’s periodic reporting and proxy statement rules require detailed disclosures regarding executive compensation, corporate governance and management stock ownership that are not required in our financial reports to the FDIC or our audited financial statements.  Additionally, we will no longer be required to include management’s discussion and analysis of our financial results in annual reports to shareholders or financial reports to the FDIC.  Currently, our attorneys and external auditors perform detailed reviews of management’s discussion and analysis of our financial results to assure consistency with audited financial statements and to ensure we are in compliance with applicable disclosure requirements.

           with continued registration of the common stock under the Securities Exchange Act.  Similarly, the board also considered the prospective decrease in the administrative expense we will incur in connection with soliciting proxies for routine special meetings of shareholders.  Management determined that the Reorganization would result in the cost savings described in “—Reasons for the Reorganization.”

Additionally, the board considered the effect that terminating the registration of the common stock would have on the market for our common stock and the ability of shareholders to buy and sell shares.  However, the board determined that, even as an SEC-registered company, Regional has not had an active, liquid trading market for its common stock and that its shareholders derive little relative benefit from its status as an SEC-registered company.  For example, even as an SEC-registered company, Regional only had approximately 20,000 shares (representing approximately 2.8% of its outstanding common stock) trade, to management’s knowledge, on 15 different trading days between March 2006 and March 2007.  The board determined that the cost savings and reduced management time to be achieved by terminating registration of the common stock under the Securities Exchange Act outweighed any potential detriment from eliminating the registration.

We considered alternatives to the proposed deregistration transaction but ultimately approved the Reorganization proposal.  Please read the discussion under “—Alternatives Considered” for a description of these alternatives.

Substantive Fairness. The board considered numerous factors, discussed below, in reaching its conclusions that the Reorganization is substantively fair to our unaffiliated shareholders who will receive cash, to those who will receive Series A Preferred Stock, and to those who will retain their shares of common stock.  In reaching these conclusions, the board considered all of the factors as a whole and did not assign specific weights to particular factors:

Factors Affecting All Unaffiliated Shareholders

•
Opinion of Independent Financial Advisor.  Howe Barnes, as the independent financial advisor to the board of directors, has delivered its opinion that the $14.50 per share to be paid in the Reorganization is fair to all of Regional’s shareholders, which includes those receiving cash, those receiving Series A Preferred Stock and those retaining their common stock.  The board reviewed and considered the financial analyses, which analyses were done on a going concern basis, presented by Howe Barnes to the board in connection with the opinion and adopted ~~the advisor~~Howe Barnes’s conclusions and analyses as its own.  In the opinion of Howe Barnes, and in the opinion of the board, the $14.50 per share price to be paid to shareholders receiving cash represents “going concern value,” although it is not labeled as such, as it is derived from the values of other financial institutions with similar characteristics that are going concerns and does not take into account the effects of the Reorganization.  The $14.50 cash out price does not represent a premium over going concern value.  The board considered the conclusions drawn in the fairness opinion as factors supporting its recommendation to approve the Plan and its conclusion as to the fairness of the cash consideration to unaffiliated shareholders who would receive cash for their shares.  Because the fairness opinion addressed the financial fairness of the Plan to all shareholders as a group and the Plan does not distinguish between affiliates and non-affiliates as to its effects, the board also viewed the opinion as a factor supporting its conclusion as to fairness of the cash

•	consideration to unaffiliated shareholders who will receive Series A Preferred Stock and to those retaining their shares of common stock under the Plan.

A copy of the opinion is attached as Appendix E.  See “Opinion of Independent Financial Advisor” for additional information.

procedurally and substantively fair to our unaffiliated shareholders who will receive cash or Series A Preferred Stock and to its unaffiliated shareholders who will retain their shares of common stock.

Opinion of Independent Financial Advisor

Howe Barnes has acted as the independent financial advisor to Regional in connection with the Reorganization.  On January 18, 2007, Regional formally retained Howe Barnes to act as its independent financial advisor with respect to the Reorganization.  Howe Barnes’ financial advisory role included providing a valuation range of Regional’s common shares to be cashed out as part of the Plan and issuing an opinion as to the fairness to Regional’s shareholders, from a financial point of view, of the price to be paid to shareholders who will receive cash under the Plan.

Howe Barnes prepared its valuation report as of March 22, 2007 and determined that the fair value of the common shares to be cashed-out as part of the Reorganization ranged from $11.50 to $13.70 per share.  Regional’s board, after an extensive evaluation of Howe Barnes’ valuation report, set and approved the Cash-out Price in the Reorganization at $14.50 per common share.  The ultimate decision and responsibility as to the pricing of the shares was made by the board of Regional.

Howe Barnes delivered to Regional’s board of directors a written opinion, dated March 22, 2007, stating that the Cash-out Price, as determined by the board of Regional, was fair, from a financial point of view, as of the date of the opinion, to all Regional shareholders.  Howe Barnes’ opinion may not be quoted, used or circulated for any other purpose without its prior written consent, except for inclusion in this proxy statement.  Howe Barnes has consented to the use of its opinion in this proxy statement and to the disclosure regarding such opinion contained in this proxy statement.

 In connection with providing its fairness opinion and other services rendered in connection the Reorganization, Howe Barnes received no specific instructions from Regional’s board of directors other than to provide the board of directors with an opinion stating whether or not the Cash-out Price would be fair to the Company’s shareholders from a financial point of view. No limitation was imposed on Howe Barnes with respect to the scope of Howe Barnes’ investigation in rendering its services.

A copy of Howe Barnes’ written opinion dated March 22, 2007, which sets forth the assumptions made, matters considered and extent of review by Howe Barnes, is attached to this proxy statement as Appendix E. You are encouraged to review the full text of the Howe Barnes’ opinion, which is included as Appendix E.  A summary of the opinion is set forth below. ~~The following summary of Howe Barnes’ opinion is qualified in its entirety by reference to the full text of the opinion.~~ Howe Barnes’ opinion is addressed to the Company’s board of directors and does not constitute a recommendation to any shareholders as to how the shareholder should vote at the special meeting with regard to the Reorganization.

Background of Howe Barnes. Howe Barnes is a national investment banking firm, and we selected Howe Barnes as an advisor based on the firm’s reputation, its experience in investment banking, its extensive experience and knowledge of the banking market, its recognized expertise in the valuation of commercial banking businesses, its experience in going private transactions for public companies, and its familiarity with Regional. In addition, the Company’s management had previously discussed the Company’s “going dark” alternative to remaining a Securities Exchange Act reporting company with Howe Barnes. Howe Barnes, through its investment banking business, specializes in commercial banking institutions and is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions, competitive biddings and other corporate transactions.

Regional has agreed to pay Howe Barnes a fee of $35,000 as compensation for financial advisory services rendered in connection with the Reorganization, including a fee that was contingent on receipt of Howe Barnes’ written opinion. In addition, Regional has agreed to reimburse Howe Barnes for all reasonable expenses, incurred by it on Regional’s behalf, and to indemnify Howe Barnes against certain

QUESTIONS AND ANSWERS

Q:	Why did you send me this proxy statement?

A:	We sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your votes for use at our special meeting of shareholders.

This proxy statement summarizes information that you need to know in order to cast an informed vote at the meeting.  However, you do not need to attend the meeting to vote your shares.  Instead, you may simply complete, sign and return the enclosed proxy card.

We first sent this proxy statement, notice of the special meeting and the enclosed proxy card on or about October [__], 2007 to all shareholders entitled to vote.  The record date for those entitled to vote is September 28, 2007.  On that date, there were 744,671 shares of our common stock outstanding.  Shareholders are entitled to one vote for each share of common stock held as of the record date.

Q:	What is the time and place of the special meeting?

A:	The special meeting will be held on November 8, 2007, at our Operations Center located at 125 Westfield Street, Hartsville, South Carolina 29550, at 11:00 a.m. Eastern Time.

Q:	Who may be present at the special meeting and who may vote?

A:
All holders of our common stock may attend the special meeting in person.  However, only holders of our common stock of record as of September 28, 2007 may cast their votes in person or by proxy at the special meeting.

Q:	What is the vote required?

A:
The Plan must receive the affirmative vote of the holders of two-thirds of the votes entitled to be cast in order to be approved.  As a result, if you do not vote your shares, either in person or by proxy, or if you abstain from voting on the proposal, it will have the effect of a negative vote, provided that a quorum is present at the meeting.  Similarly, if your shares are held in a brokerage account and you do not instruct your broker on how to vote on a proposal, your broker will not be able to vote for you, which will also have the effect of a negative vote.

Q:	What is the recommendation of our board of directors regarding the proposal?

A:
Our board of directors has determined that the Rule 13e-3 Transaction is fair to our unaffiliated shareholders, including those retaining their common stock, those receiving Series A Preferred Stock and those receiving cash, and that approval of the Plan is advisable and in the best interests of Regional and each of these constituent groups.  Our board of directors has therefore approved the Rule 13e-3 Transaction and recommends that you vote “FOR” approval of the Plan.

Q:	What do I need to do now?

A:
Please sign, date, and complete your proxy card and promptly return it in the enclosed, self-addressed, prepaid envelope so that your shares can be represented at the special meeting.  If you wish to exercise dissenters’ rights, see page 58 and Appendix C.

Q:	May I change my vote after I have mailed my signed proxy card?

A:
Yes.  Just send by mail a written revocation or a new, later-dated, completed and signed proxy card before the special meeting, or attend the special meeting and vote in person.  You may not change your vote by facsimile or telephone.

Q:	If my shares are held in “street name” by my broker, how will my shares be voted?

A:
Following the directions that your broker will mail to you, you may instruct your broker how to vote your shares.  If you do not provide any instructions to your broker, your shares will not be voted on the proposals described in this proxy statement.

Q:	Will my shares held in “street name” or another form of record ownership be combined for voting purposes with shares I hold of record?

A:
No.  Because any shares you may hold in street name will be deemed to be held by a different shareholder from any shares you hold of record, any shares so held will not be combined for voting purposes with shares you hold of record.  Similarly, if you own shares in various registered forms, such as jointly with your spouse, as trustee of a trust, or as custodian for a minor, you will receive, and will need to sign and return, a separate proxy card for those shares because they are held in a different form of record ownership.  Shares held by a corporation or business entity must be voted by an authorized officer of the entity, and shares held in an IRA must be voted under the rules governing the account.

Q:	If I am receiving cash or Series A Preferred Stock in the Reorganization, when will I get my stock?

A:
After the special meeting and the closing of the transaction, we will mail you instructions on how to exchange your Regional common stock certificate(s) for cash or Series A Preferred Stock, as appropriate.  After you sign the forms provided and return your stock certificate(s), we will send you your cash or Series A Preferred Stock.

Q:	I don’t know where my stock certificate is. How will I get my cash or Series A Preferred Stock?

A:
The materials we will send you will include an affidavit that you will need to sign attesting to the loss of your certificate.  We may require that you provide a bond to cover any potential loss to Regional.

Q:	Will I have dissenters’ rights in connection with the Reorganization?

A:	Yes. See page 58 and Appendix C for additional information.

Q:	What if I have questions about Reorganization or the voting process?

A:
Please direct any questions about the Reorganization or the voting process to our President and Chief Executive Officer, Curtis Tyner at our main office located at 206 South Fifth Street, Hartsville, South Carolina 29550, telephone (843) 383-0570.

IMPORTANT NOTICES

Neither our common stock nor our Series A Preferred Stock is a deposit or bank account and is not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.

We have not authorized any person to give any information or to make any representations other than the information and statements included in this proxy statement.  You should not rely on any other information.  The information contained in this proxy statement is correct only as of the date of this proxy statement, regardless of the date it is delivered or when the Reorganization is effected.

We will update this proxy statement to reflect any factors or events arising after its date that individually or together represent a material change in the information included in this document.

The words “Regional,” the “Company,” “we,” “our,” and “us,” as used in this proxy statement, refer to Regional and its wholly-owned subsidiary, Heritage Community Bank, collectively, unless the context indicates otherwise.